UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING
000-49707
CUSIP NUMBER
(Check One):  [_] Form 10-K     [_] Form 20-F     [_] Form 11-K    [X] Form 10-Q    [_] Form 10-D     [_] Form N-SAR     [_] Form N-CSR

For Period Ended: March 31, 2009
[_]  Transition Report on Form 10-K
[_]  Transition Report on Form 20-F
[_]  Transition Report on Form 11-K
[_]  Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the
Commission has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

WiFiMed Holdings Company, Inc.
Full Name of Registrant

Former Name if Applicable

2000 RiverEdge Parkway, Suite GL 100A
Address of Principal Executive Office
(Street and Number)

Atlanta, Georgia 30328
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and then registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]           (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to our accountants postponing the review of our financial statements for the period ended December 31, 2008 and the related Form 10-K until following the applicable filing deadline, we will be unable to file the quarterly report for the period ending March 31, 2009, on Form 10-Q before the filing deadline without unreasonable effort or expense.

PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification.

Kathleen J. St. John, Esq.             770                                        919-7220
(Name)                                    (Area Code)                          (Telephone Number)

(2) Have all other periodic reports required Under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s). [_] Yes [X] No

10-K for the period ending December 31, 2008.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [_] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

WifiMed Holdings Company, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  May 14, 2009

By  /s/ Kathleen St. John
Kathleen St. John
Secretary